                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)

                                (AMENDMENT NO. 3)

                      Liberty Satellite & Technology, Inc.

-------------------------------------------------------------------------------
                                (Name of Issuer)

                   Series A Common Stock, par value $1.00 per
                  share Series B Common Stock, par value $1.00
                                    per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                        Series A Common Stock: 531182301
                        Series B Common Stock: 531182400
                 -----------------------------------------------
                                 (CUSIP Number)
                             Charles Y. Tanabe, Esq.
                    Senior Vice President and General Counsel
                            Liberty Media Corporation
                             12300 Liberty Boulevard
                            Englewood, Colorado 80112
                                 (720) 875-5400
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 9, 2002
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

-------------------------------------------------------------------------------
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).



SERIES A COMMON STOCK CUSIP NO. 531182301
SERIES B COMMON STOCK CUSIP NO. 531182400

=============== ====================================================================================================
      1         NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Liberty Media Corporation
                84-1288730

--------------- ----------------------------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a)   |_|

                (b)   |X|

--------------- ----------------------------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------------------------------------------
      4         SOURCE OF FUNDS
                OO
--------------- ----------------------------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)  |_|

--------------- ----------------------------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
--------------------------------- --------------------- ------------------------------------------------------------
                                           7            SOLE VOTING POWER
                                                        4,923,872 SHARES OF SERIES A*
                                                        36,028,982 SHARES OF SERIES B**
         NUMBER OF                --------------------- ------------------------------------------------------------
          SHARES                           8            SHARED VOTING POWER
       BENEFICIALLY                                     0 shares
         OWNED BY                 --------------------- ------------------------------------------------------------
          EACH                             9            SOLE DISPOSITIVE POWER
        REPORTING                                       4,923,872 SHARES OF SERIES A*
         PERSON                                         36,028,982 SHARES OF SERIES B**
                                  --------------------- ------------------------------------------------------------
                                           10           SHARED DISPOSITIVE POWER
                                                        0 shares
--------------- ----------------------------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                4,923,872 SHARES OF SERIES A*

                36,028,982 SHARES OF SERIES B**
--------------- ----------------------------------------------------------------------------------------------------
      12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|
--------------- ----------------------------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***
                Series A Common Stock: 44.4%

                Series B Common Stock: 98.8%
--------------- ----------------------------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON
                HC, CO
=============== ====================================================================================================
* Does not include shares of Series A Common Stock issuable upon conversion of
Series B Common Stock. Shares of Series B Common Stock are convertible on a one-to-one basis into shares of Series A Common Stock.

**Includes 1,696,717 shares of Series B Common Stock issuable upon conversion of Series B Cumulative Convertible Voting Preferred Stock, as described in Item 3 of this Schedule 13D.


                               Page 2 of 12 Pages

SERIES A COMMON STOCK CUSIP NO. 531182301
SERIES B COMMON STOCK CUSIP NO. 531182400


*** Each share of Series A Common Stock is entitled to one vote per share, each share of Series B Common Stock is entitled to ten votes per share and each share of the Series B Preferred Stock is entitled to 558 votes per share. Accordingly, the voting securities owned by the Reporting Person represent approximately 97.6% of the voting power of the Issuer's outstanding capital stock. When these series of stock are aggregated and assuming the conversion of shares of the Issuer's Series B Preferred Stock, as described in Item 3 of this Schedule 13D, the Reporting Person may be deemed to hold common stock of the Issuer representing approximately 97.2% of the total voting power, and 86.1% of the total number of shares, of the Issuer's outstanding common stock. If conversion of the Series B Preferred Stock is not assumed, the shares of common stock owned by the Reporting Person represent 85.6% of the outstanding common stock of the Issuer.


                               Page 3 of 12 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 3)

                                  STATEMENT OF

                            LIBERTY MEDIA CORPORATION

        PURSUANT TO SECTION 13(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  IN RESPECT OF

                      LIBERTY SATELLITE & TECHNOLOGY, INC.

AMENDMENT NO. 3 TO SCHEDULE 13D

         Liberty Media Corporation, a Delaware corporation ("Liberty" or the "Reporting Person"), hereby amends and supplements its Statement on Schedule 13D originally filed on November 8, 2000, as amended on June 22, 2001 and as further amended on January 4, 2002 (the "Statement"), with respect to the Series A Common Stock, par value $1.00 per share (the "Series A Common Stock"), and Series B Common Stock, par value $1.00 per share (the "Series B Common Stock" and together with the Series A Common Stock, the "Common Stock"), of Liberty Satellite & Technology, Inc. ("Liberty Satellite" or the "Issuer"), a Delaware corporation. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Statement.

ITEM 2.           IDENTITY AND BACKGROUND

         Item 2 of the Statement is hereby amended and supplemented by adding the following information thereto:

         Schedule 1 attached hereto contains the following information concerning each director, executive officer and controlling person of Liberty:
(i) name and residence or business address, (ii) principal occupation or employment; (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.
Schedule 1 attached hereto is incorporated herein by reference and amends and restates Schedule 1 to the Statement.

         During the last five years, neither the Reporting Person nor any of the persons named on Schedule 1 (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the persons named on Schedule 1 (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment,

                               Page 4 of 12 Pages
decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Statement is hereby amended and supplemented by adding the following information thereto:

ONE-FOR-TEN REVERSE STOCK SPLIT

         On April 1, 2002, the Issuer filed a shareholder-approved charter amendment that effected a one-for-ten reverse stock split of the Series A Common Stock and Series B Common Stock. Pursuant to the reverse stock split, each ten shares of Series A Common Stock outstanding immediately prior to the effectiveness of the reverse stock split were automatically combined and reclassified as one share of Series A Common Stock, and each ten shares of Series B Common Stock outstanding immediately prior to the effectiveness of the reverse stock split were automatically combined and reclassified as one share of Series B Common Stock. The Issuer did not issue any fractional shares in the reverse stock split but rounded down to the nearest whole number the number of combined and reclassified shares of Common Stock to which each record holder was entitled. Stockholders of the Issuer were entitled to receive cash payments in lieu of any fractional shares of Common Stock resulting from the reverse stock split.

LSAT LLC AND ASCENT TRANSACTION

         On April 1, 2002, the Issuer, the Reporting Person and certain wholly-owned direct and indirect subsidiaries of the Reporting Person (the "Liberty Subsidiaries") concluded a transaction (the "LSAT LLC and Ascent Transaction") whereby the Issuer acquired certain businesses and assets of the Reporting Person in exchange for 34,000,000 shares of the Issuer's Series B Common Stock. As previously disclosed in Amendment No. 2 to the Statement, on August 16, 2001, the Issuer, the Reporting Person and the Liberty Subsidiaries entered into certain purchase agreements, each dated as of August 16, 2001(the "Purchase Agreements"), which together provided for the LSAT LLC and Ascent Transaction, which agreements were amended on November 30, 2001. The Purchase Agreements and the November 30, 2001 amendments thereto were filed as Exhibits to Amendment No. 2 to the Statement and are hereby incorporated by reference herein. On February 7, 2002, the Purchase Agreements were further amended to, among other things, extend the closing date for the LSAT LLC and Ascent Transaction to April 1, 2002. The February 7, 2002 amendments to the Purchase Agreements are filed as Exhibit 7(g) and 7(h) to this Amendment No. 3 and are hereby incorporated by reference herein.

         The LSAT LLC and Ascent Transaction was consummated on April 1, 2002. At that time, the Reporting Person contributed to the Issuer entities holding 89.41% of the common equity interest of Liberty Satellite, LLC ("LSAT LLC") (the Issuer already owning the remaining 10.59% interest in LSAT LLC), and 100% of the outstanding capital stock of Ascent Entertainment Group, Inc. ("Ascent"), in exchange for aggregate consideration of 34,000,000 shares of the Issuer's Series B Common Stock. By acquiring Ascent, the Issuer also gained a

                               Page 5 of 12 Pages
controlling interest in Ascent's majority-owned publicly traded subsidiary, On Command Corporation, a Delaware corporation. A more complete discussion of the LSAT LLC and Ascent Transaction and the issuance of the Issuer's Series B Common Stock thereunder was previously provided by the Reporting Person in Amendment No. 2 to the Statement.

PREFERRED STOCK DIVIDENDS

         As described more fully in Amendment No. 2 to the Statement, on March 16, 2000, the Reporting Person completed a transaction with the Issuer. Pursuant to the terms of the transaction, the Issuer acquired a beneficial interest in 5,084,745 shares of Sprint Corporation PCS Group common stock from the Reporting Person in exchange for 150,000 shares of Liberty Satellite Series A Cumulative Preferred Stock (the "Series A Preferred Stock") with a liquidation value of $150 million and 150,000 shares of Liberty Satellite Series B Cumulative Convertible Voting Preferred Stock ("Series B Preferred Stock") with a liquidation value of $150 million. The Series A Preferred Stock is held by Liberty LSAT II, Inc. and the Series B Preferred Stock is held by Liberty LSAT, Inc. Both Liberty LSAT, Inc. and Liberty LSAT II, Inc. are wholly-owned subsidiaries of Liberty Media.

         On and after March 16, 2002, at the option of the holder, each share of Series B Preferred Stock became convertible into 11.31145 shares of Series B Common Stock (following the adjustment for the reverse stock split described above); provided that such conversion ratio is subject to further adjustment in certain circumstances, including cumulation of dividends, distributions or dividends on, splits, combinations or reclassifications of, and certain issuances of shares of, the Series B Common Stock. Assuming no such further adjustments, the Series B Preferred Stock held by the Reporting Person is convertible into 1,696,717 shares of Series B Common Stock. Prior to conversion, each share of Series B Preferred Stock is entitled to 558 votes per share.

         The terms of the Issuer's Series A Preferred Stock and Series B Preferred Stock allow the Issuer the option to pay dividends on such preferred stock in either cash, shares of the Issuer's Series A Common Stock or in any combination of cash or shares of the Issuer's Series A Common Stock. On the dates indicated, shares of the Issuer's Series A Common Stock were issued in dividend payments on the Series A Preferred Stock and Series B Preferred Stock:


                                       NUMBER OF SHARES             DIVIDEND PAYMENT FOR
          INTEREST PAYEE           OF SERIES A COMMON STOCK             PERIOD ENDED                DATE SHARES ISSUED
          --------------           ------------------------        --------------------             ------------------
    Liberty LSAT, Inc.                      287,356                December 31, 2001                July 9, 2002
    Liberty LSAT II, Inc.                   431,034                December 31, 2001                July 9, 2002
    Liberty LSAT, Inc.                      500,876                March 31, 2002                   July 9, 2002
    Liberty LSAT II, Inc.                   751,314                March 31, 2002                   July 9, 2002
    Liberty LSAT, Inc.                      939,879                June 30, 2002                    August 7, 2002
    Liberty LSAT II, Inc.                  1,409,818               June 30, 2002                    August 7, 2002

                               Page 6 of 12 Pages

         In the aggregate, the Reporting Person has received 4,320,277 shares of Series A Common Stock in payment of dividends on the Series A Preferred Stock and Series B Preferred Stock, with 1,728,111 shares of Series A Common Stock issued to Liberty LSAT, Inc. and 2,592,166 shares of Series A Common Stock issued to Liberty LSAT II, Inc.

ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 of the Statement is hereby amended and supplemented by adding the following information thereto:

         The purpose of the LSAT LLC and Ascent Transaction, as previously described in Amendment No. 2, was to rationalize the Issuer's ownership of LSAT LLC, provide the Issuer with a controlling interest in an operating company, On Command Corporation, and increase the Reporting Person's equity interest in the Issuer.

         The issuances described in Item 3 under the caption "PREFERRED STOCK DIVIDENDS" were in payment of dividends accrued on the shares of Series A Preferred Stock and Series B Preferred Stock.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Statement is hereby amended and supplemented by adding the following information thereto:

(a) The Reporting Person beneficially owns 4,923,872 shares of Series A Common Stock and 36,028,982 shares of Series B Common Stock (including the 1,696,717 shares of Series B Common Stock issuable upon conversion of Series B Preferred Stock, as described in Item 3 above). Accordingly, the Reporting Person beneficially owns approximately 44.4% of the 11,078,611 shares of Series A Common Stock outstanding and 98.8% of the 36,461,772 shares of Series B Common Stock outstanding (including the 1,696,717 shares of Series B Common Stock issuable upon conversion of Series B Preferred Stock, as described in Item 3 above). The Series A Common Stock is entitled to one vote per share, the Series B Common Stock is entitled to 10 votes per share and the Series B Preferred Stock is entitled to 558 votes per share. Accordingly, the voting securities owned by the Reporting Person represent approximately 97.6% of the voting power of the Issuer's outstanding capital stock. Shares of Series B Common Stock are convertible on a one-to-one basis into shares of Series A Common Stock. Assuming the conversion of shares of Series B Preferred Stock of the Issuer, as described in Item 3 of this Schedule 13D, the Reporting Person may be deemed to hold common stock of the Issuer representing approximately 97.2% of the total voting power, and 86.1% of the total number of shares, of the Issuer's outstanding common stock. If conversion of the Series B Preferred Stock is not assumed, the shares of common stock owned by the Reporting Person represent 85.6% of the Issuer's outstanding common stock.

         Except as described on Schedule 3, which is incorporated herein, to the knowledge of the Reporting Person, none of the persons named on Schedule 1 beneficially owns any shares of Common Stock.

                               Page 7 of 12 Pages

         (b) The Reporting Person has the sole power to vote or to direct the voting of the shares of Common Stock and the sole power to dispose of, or to direct the disposition of, the shares of Common Stock. Except as stated otherwise in Schedule 3, which is incorporated herein, to the knowledge of the Reporting Person, each of the persons listed on Schedule 3 has the sole power to vote or direct the voting of, and the sole power to dispose of or direct the disposition of, the shares of Common Stock indicated as being owned by such person on Schedule 3.

         (c) Except for the issuance of shares of Common Stock described in the amendments to Item 3, no transactions in the shares of Common Stock have been effected by the Reporting Person or, to the knowledge of the Reporting Person, by any of the Schedule 1 Persons during the last 60 days.

         (d) None.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The complete text of Item 3 is hereby incorporated by reference herein.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

Item 7 is hereby supplemented and amended to include the following information:

------------------------------------ ------------------------------------------
            EXHIBIT NO.                                EXHIBIT
------------------------------------ ------------------------------------------
               7(g) Second Amendment to the Purchase Agreement, dated as of February 7, 2002, by and among the Issuer, Liberty AEG, Inc. and, for certain limited purposes thereunder, the Reporting Person (incorporated by reference from Annex C-3 to the Proxy Statement Pursuant to Section 14(a) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), filed by the Issuer with the Securities and Exchange Commission ("SEC") on February 11, 2002.
------------------------------------ ------------------------------------------
               7(h) Second Amendment to the Purchase Agreement, dated as of February 7, 2002, by and among LMC/LSAT Holdings, Inc., Liberty Brazil DTH, Inc., Liberty Mexico DTH, Inc. Liberty Multicountry DTH, Inc., Liberty International DTH, Inc., Liberty Latin Partners, Inc., the Issuer, and, for certain limited purposes thereunder, the Reporting Person (incorporated by reference from Annex D-3 to the Proxy Statement Pursuant to Section 14(a) of the Exchange Act of 1934, filed by the Issuer with the SEC on February 11, 2002.
------------------------------------ ------------------------------------------


                               Page 8 of 12 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 23, 2002

                                           LIBERTY MEDIA CORPORATION


                                           By: /s/ ELIZABETH MARKOWSKI
                                               --------------------------------
                                               Name:  Elizabeth M. Markowski
                                               Title: Senior Vice President


                               Page 9 of 12 Pages

SCHEDULE 1 OF THE STATEMENT IS HEREBY AMENDED TO READ IN ITS ENTIRETY AS
FOLLOWS:

                                   SCHEDULE 1

          DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA CORPORATION

         The name and present principal occupation of each director and executive officer of Liberty Media Corporation are set forth below. The principal business of Liberty Media Corporation is the ownership of interests in a broad range of video programming, broadband distribution, interactive technology services and communications businesses in the United States, Europe, South America and Asia. The principal businesses of the other entities listed below are as so listed. Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation ("Liberty"), 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of the Reporting Persons, all executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a citizen of Canada.


NAME AND BUSINESS ADDRESS                  PRINCIPAL OCCUPATION AND PRINCIPAL
(IF APPLICABLE)                            BUSINESS (IF APPLICABLE)
-----------------------------------        ------------------------------------
John C. Malone                             Chairman of the Board and Director
                                           of Liberty

Robert R. Bennett                          President, Chief Executive Officer
                                           and Director of Liberty

Donne F. Fisher                            Director of Liberty; President of
9781 Meridian Blvd., #200                  Fisher Capital Partners, Ltd.,
Englewood, Colorado 80112                  a venture capital partnership

Paul A. Gould                              Director of Liberty; Managing
     Allen & Company Incorporated          Director of Allen & Company
     711 5th Avenue, 8th Floor             Incorporated,an investment banking
     New York, New York 10022              services company

Gary S. Howard                             Executive Vice President, Chief
                                           Operating Officer and Director of
                                           Liberty; Chairman of the Board and
                                           Director of Liberty Satellite &
                                           Technology, Inc.; Chairman of the
                                           Board and Director of On Command
                                           Corporation

Jerome H. Kern                             Director of Liberty; Consultant,
     Kern Consulting LLC,                  Kern Consulting LLC, a consulting
     4600 S. Syracuse St.                  company
     Denver, Colorado 80237

Kim Magness                                Director of Liberty

David E. Rapley                            Director of Liberty

Larry E. Romrell                           Director of Liberty

David J.A. Flowers                         Senior Vice President and Treasurer
                                           of Liberty

Elizabeth M. Markowski                     Senior Vice President of Liberty


                              Page 10 of 12 Pages

Albert E. Rosenthaler                      Senior Vice President of Liberty

Christopher W. Shean                       Senior Vice President and Controller
                                           of Liberty

Charles Y. Tanabe                          Senior Vice President, General
                                           Counsel and Secretary of Liberty


                              Page 11 of 12 Pages

SCHEDULE 3 OF THE STATEMENT IS HEREBY AMENDED TO READ IN ITS ENTIRETY AS
FOLLOWS:

                                   SCHEDULE 3

         The Reporting Person disclaims beneficial ownership of the securities listed on this Schedule 3.

                                    SHARES AND OPTIONS TO PURCHASE SHARES
NAME                                BENEFICIALLY OWNED
----                                -------------------------------------------
John C. Malone                      1 share of Series A Common Stock directly;
                                    12,000 shares of Series A Common
                                    Stock indirectly through a trust of which Dr. Malone is the sole trustee and in which, with his spouse, he retains a unitrust interest; options to purchase 25,000 shares of Series A Common Stock; and 11,730 shares of Series B Common Stock held by Dr.
                                    Malone's spouse of which he disclaims any beneficial interest.

Robert R. Bennett                   Options to purchase 500 shares of Series A
                                    Common Stock.

Gary S. Howard                      5,508 shares of Series A Common Stock
                                    owned directly; 2,549 shares of Series
                                    A Common Stock owned as custodian for
                                    children; and options to purchase 50,215 shares of Series A Common Stock.

Charles Y. Tanabe                   20 shares of Series A Common Stock.

Jerome H. Kern                      1,000 shares of Series A Common Stock owned
                                    directly;  options to purchase 10,000
                                    shares of Series A Common Stock.

Elizabeth M. Markowski              20 shares of Series A Common Stock owned
                                    by her spouse who has sole power to vote and dispose of such shares, of which Ms. Markowski disclaims any beneficial ownership.

David J.A. Flowers                  8 shares of Series A Common Stock.

Donne F. Fisher                     Options to purchase 2,500 shares of Series
                                    A Common Stock.

Larry E. Romrell                    798 shares of Series A Common Stock owned
                                    directly; options to purchase 73,408 shares of Series A Common Stock; and 5 shares of
                                    Series B Common Stock owned directly.

Kim Magness                         1,600 shares of Series A Common Stock and
                                    5,600 shares of Series B Common Stock owned directly; 21,053 shares of Series A Common
                                    Stock and 63,462 shares of Series B Common
                                    Stock are held by Magness Securities LLC, of which Mr. Magness is the Manager and a holder of approximately a 67% membership interest; 15,227 shares of Series A Common
                                    Stock and 305,458 shares of Series B Common
                                    Stock are held by the Estate of Bob Magness, of which Mr. Magness is co-personal representative; and options to purchase 500 shares of Series A Common Stock.


                              Page 12 of 12 Pages